August 9, 2007

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

RE:	Northern Oil and Gas, Inc.
Amendment 2 to Registration Statement on Form SB-2
Filed August 7, 2007
File No.: 333-143648

Dear Sir or Madam:

We have been informed that the SEC staff has no further comments on the above referenced filing. Therefore, pursuant to SEC Rule 461, the Company hereby requests that the above referenced registration statement become effective on Monday, August 13, 2007, at 9 o’clock a.m. Eastern time, or as soon thereafter as possible.

In connection with this request, the Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, doe not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company is aware of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.

August 9, 2007
Page

If you have any questions, please contact the undersigned.

Very truly yours,

/s/ Ryan Gilbertson

Ryan Gilbertson, Chief Financial Officer

cc: Ross C. Formell, Best & Flanagan LLP

Enclosures

RCF / cat